Filed pursuant to Rule 424(b)(3)

Registration No. 333-232183

OWL ROCK CAPITAL CORPORATION II

Supplement No. 10 dated November 3, 2020

To

Prospectus dated July 1, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Capital Corporation II dated July 1, 2020 as previously supplemented and amended (as so supplemented and amended, the “Prospectus”) and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (877) 822-4276. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 32 of the Prospectus before you decide to invest in our common stock.

STATUS OF OUR PUBLIC OFFERING

Since commencing our initial public offering and through November 3, 2020, we have issued 136,227,660 shares of our common stock for gross proceeds of approximately $1.25 billion, including seed capital contributed by Owl Rock Capital Advisors LLC (the “Adviser”) in September 2016 and approximately $10 million in gross proceeds raised from certain individuals and entities affiliated with the Adviser.

RECENT DEVELOPMENTS

Entry into a Material Definitive Agreement

On October 30, 2020 (the “Amendment Date”), ORCC II Financing II LLC (“ORCC II Financing II”), our subsidiary, entered into the Amendment and Commitment Increase Agreement (the “Amendment” and the facility as amended, the “Secured Credit Facility”), which amended that certain Credit Agreement, dated as of April 14, 2020, among ORCC II Financing II, as Borrower, the lenders from time to time parties thereto (the “Lenders”), Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company as Collateral Agent and Cortland Capital Market Services LLC as Document Custodian. Among other changes, the Amendment (i) increased the aggregate commitment of the Lenders under the Secured Credit Facility from $200 million to $325 million, with the additional $125 million of commitments available to be drawn as term loans by the Borrower for 30 days following the Amendment Date, (ii) reduced the interest rate payable on revolving loans under the Secured Credit Facility from LIBOR plus 3.00% to LIBOR plus 2.75%, (iii) set an interest rate payable on term loans under the Secured Credit Facility at 2.45% during the Secured Credit Facility’s reinvestment period and 2.70% thereafter, and (iv) reduced the commitment fee payable on undrawn amounts under the Secured Credit Facility (x) until April 14, 2021, from a fee of 0.60% per annum to 0.50% per annum on the undrawn amount and (y) on and after April 14, 2021, from a fee of 0.90% per annum to 0.75% per annum on the undrawn amount.

Borrowings of ORCC II Financing II are considered our borrowings for purposes of complying with the asset coverage requirements under the 1940 Act.